金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2006 MAR -6 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 28, 2006

Securities & Exchange Commission
Division of Corporate Finance
Office of Internation[redacted]
Room 3045, STOP 3
Judiciary Plaza,
450 Fifth Street, N.
Washington, D.C. 2
U.S.A.

06011301

GOLD PEAK

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement – Extraordinary General Meeting held on February 21, 2006 – Poll Results of the Company	February 21, 2006
Overseas Regulatory Announcement – Deregistration of a Dormant Subsidiary of CIH Limited	February 24, 2006
Announcement – Delay in Despatch of Circular of the Company	February 27, 2006

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

PROCESSED
MAR 06 2006
THOMSON FINANCIAL

Wong Man Kit
Deputy General Manager

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

Exemption#82-3604

The Standard February 22, 2006

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

EXTRAORDINARY GENERAL MEETING HELD ON FEBRUARY 21, 2006 POLL RESULTS

The Board of Directors (the "Board") of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce that the poll results in respect of the ordinary resolution proposed at the extraordinary general meeting of the Company (the "EGM") held at Ballroom B, 2nd Floor, Langham Hotel, Hong Kong, 8 Peking Road, Tsim Sha Tsui, Kowloon, Hong Kong on February 21, 2006 were as follows:–

RESOLUTION PROPOSED AT THE EGM	NO. OF VOTES (%)	
	FOR	AGAINST
Ordinary Resolution	324,995,531 (100%)	0 (0%)
As all the votes were cast in favour of the ordinary resolution, the ordinary resolution was passed unanimously.		

As at the date of the EGM, the total number of shares of the Company entitling the holders thereof to attend and vote for or against the resolution proposed at the EGM was 494,721,067. None of the shareholders of the Company are entitled to attend and vote only against the resolution proposed at the EGM. Schneider Electric SA, the joint venture partner of CIH Limited in Clipsal Asia Holdings Limited, and its associates, holding 54,564,000 shares of the Company, had abstained from voting at the EGM.

Abacus Share Registrars Limited, the share registrar of the Company, acted as scrutineer for the purpose of the poll at the EGM.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, February 21, 2006

www.goldpeak.com

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director, Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

Exemption#82-3604

CIH Ltd

CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No 199106357H

Deregistration of a dormant subsidiary

The Board of Directors of CIH Ltd (the "Company") is pleased to announce the deregistration of its Australian incorporated wholly owned subsidiary, Bowden (Australia) Pty Ltd, pursuant to application made to the Australian Securities and Investments Commission.

The above deregistration of Bowden (Australia) Pty Ltd does not have any material impact on the net tangible assets or earnings per share of the Company for the current financial year ending 31 March 2006.

Submitted by Tan Cher Liang on 24 February 2006 to the SGX

Exemption#82-3604

The Standard February 28, 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

ANNOUNCEMENT

As additional time is required for the Company to prepare and finalise the financial information of CIHL for incorporation into the Circular, the despatch of the Circular to the Shareholders has been delayed and the Company expects that it will be despatched on or before 22 March 2006.

Reference is made to the announcement of the Company dated 7 February 2006 (the "Announcement") relating to a proposal by GPIL to the board of directors of CIHL to privatise CIHL by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore (the "Proposal"). Terms used herein shall have the same meanings as those defined in the Announcement unless stated otherwise.

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the Company is required to despatch the circular in respect of the Proposal (the "Circular") to the Shareholders within 21 days after the publication of the Announcement, which falls on or before 1 March 2006.

As additional time is required for the Company to prepare and finalise the financial information of CIHL for incorporation into the Circular, the Company has made an application to the Stock Exchange for a waiver from strict compliance with Rules 14.38 and 14A.49 of the Listing Rules and for the Circular to be despatched on or before 22 March 2006.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 27 February 2006

www.goldpeak.com

As at the date of this announcement, the board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.